UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 333-273211

JBS B.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Stroombaan 16, 5th Floor,

1181 VX, Amstelveen, Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒   Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Material Fact (English translation).

99.2	Minutes of the Meeting of the Fiscal Council of JBS S.A. (English translation).

99.3	Minutes of the Meeting of the Board of Directors of JBS S.A. (English translation).

99.4	Call Notice for the Extraordinary General Meeting of Shareholders of JBS S.A. (English translation).

99.5	Management’s Proposal for the Extraordinary General Meeting of Shareholders of JBS S.A. (English translation).

99.6	Remote Voting Form (English translation).

99.7	Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer